File Number 082-02819

SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2004 OCT -6 A 11:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

30 September 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

04045365

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED
OCT 06 2004
THOMSON
FINANCIAL

dw 10/6

\\PLCCOV10\Team$\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2004\ZG - SEC - Purchase of NED's shares - 30Sept04.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc (the "Company") announces that, as part of the ongoing remuneration arrangements for certain of its non-executive directors, the following ordinary shares of $65^{5/19}$ pence each in the Company have been purchased:

Name	Date of Purchase	No. of Shares Bought	Price (pence)	Total Shareholding Following this Purchase
T D G Arculus	30 September 2004	328	888.5	14,011
M L Cassoni (Ms)	30 September 2004	111	888.5	679
M C Flower	30 September 2004	173	888.5	1,758
M J Houston	30 September 2004	96	888.5	1,229
C S Matthews	30 September 2004	34	888.5	1,034
J D G McAdam	30 September 2004	103	888.5	688
F A Osborn	30 September 2004	122	888.5	1,217

www.severntrent.com